Exhibit 12

FPIC Insurance Group, Inc.
Ratio of Earnings to Fixed Charges

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Interest expense	$1,061	841	2,104	1,596
Finance charges incurred in the form of interest on funds withheld under reinsurance agreement	1,337	1,729	2,738	3,518
Estimated interest within rental expense related to operating leases	217	225	433	429
Other interest expense and capitalized expenses related to indebtedness	23	49	47	98
Total fixed charges	$2,638	2,844	5,322	5,641

Income from continuing operations before income taxes	$13,632	12,680	27,813	22,603
Plus fixed charges	2,638	2,844	5,322	5,641
Earnings	$16,270	15,524	33,135	28,244

Ratio of earnings to fixed charges (1),(2)	617%	546%	623%	501%

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(1)
We have authority to issue up to 50,000,000 shares of preferred stock; however, there are currently no preferred shares outstanding and we do not have any preferred stock dividend obligations. Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio earnings to fixed charges and is not disclosed separately.

(2)
For the purposes of this computation, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense, capitalized expenses related to indebtedness, finance charges in form of interest on funds withheld under a reinsurance agreement, and an estimate of the interest within rental expense.